

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mr. Devasis Ghose
Chief Financial Officer
Skilled Healthcare Group, Inc.
27442 Portola Parkway, Suite 200
Foothill Ranch, California 92610

September 10, 2009

Re: **Skilled Healthcare Group, Inc.**
              Form 10-K for the year ended December 31, 2008
              Filed February 25, 2009, as amended June 29, 2009
              File No. 1-33459

Dear Mr. Ghose:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director